The Connecticut Light and Power Company					Exhibit 12
Ratio of Earnings to Fixed Charges

(Thousands of Dollars)
	For the Years Ended December 31,
	2012	2011	2010	2009	2008
Earnings, as defined:
Net income	$209,725	$250,164	$244,143	$216,316	$191,158
Income tax expense	94,437	90,033	132,438	118,847	77,852
Equity in earnings of regional nuclear
generating companies	(40)	(16)	(134)	(282)	(366)
Dividends received from regional equity investees	-	-	440	1,520	-
Fixed charges, as below	139,982	140,311	145,297	163,887	165,170
Less: Interest capitalized (including AFUDC)	(2,456)	(3,317)	(2,726)	(2,203)	(12,991)
Total earnings, as defined	$441,648	$477,175	$519,458	$498,085	$420,823

Fixed charges, as defined:
Interest on long-term debt (a)	$124,894	$131,918	$134,553	$133,422	$104,954
Interest on rate reduction bonds	-	-	7,542	19,061	29,129
Other interest (b)	8,233	809	(4,357)	3,334	12,163
Rental interest factor	4,399	4,267	4,833	5,867	5,933
Interest capitalized (including AFUDC)	2,456	3,317	2,726	2,203	12,991
Total fixed charges, as defined	$139,982	$140,311	$145,297	$163,887	$165,170

Ratio of Earnings to Fixed Charges	3.16	3.40	3.58	3.04	2.55

(a) Interest on long-term debt includes amortized premiums, discounts and capitalized expenses related to indebtedness.

(b) For all years presented, other interest includes interest related to accounting for uncertain tax positions.